UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **May 9, 2011**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On May 11, 2011 R. Wayne Hall, CEO of First Financial Holdings, Inc. and Blaise B. Bettendorf, CFO of First Financial Holdings, Inc. will present at the Gulf South 2011 Bank Conference. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1. As referenced in the press release dated May 6, 2011, Mr. Hall and Ms. Bettendorf will present at the conference on Wednesday, May 11, 2011 at 11:30 a.m. E.D.T. You may access the live webcast via a link on the Company's website at www.firstfinancialholdings.com. Additionally, this quarterly investor presentation will be available on our website and will be used throughout the quarter.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Investor Presentation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: May 9, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Investor Presentation.

First Financial Holdings, Inc.
For the Quarter ended March 31, 2011

Exhibit 99.1

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2010 annual Report on Form 10-K for the fiscal year ended September, 2010, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

Corporate Profile

- **Carolinas-based financial institution**
  - $3.3 billion in total assets
  - Headquartered in Charleston, SC with 66 financial centers
    - Approximately 30% of the network is comprised of "in-store" locations
  - Primarily located along the coastal region from Hilton Head, SC to Wilmington, NC
  - Convenient seven-day a week banking

- **Diversified business mix**
  - Mortgage origination services available through financial centers and third-party channels
    - Mortgage revenue from the sale of new loan origination and servicing
    - Total servicing portfolio of $1.4 billion
  - Insurance agencies provide personal, commercial, life, and health coverage
  - Wealth management group offers personal relationship banking, trust, 401(k) administration and brokerage services
  - Business banking team delivers cash management services and small business advisory services

- **Strategic advantages**
  - Local high-touch service with knowledge-based advisors
  - Experienced management team and associates
  - Strong markets and distribution channels
  - Strong capital levels and access to capital

Market Overview



Greensboro
Burlington
Raleigh-
Durham
Charlotte
Greenville-
Spartanburg
Rock Hill
Union
Laurens
Winnsboro
Columbia
Florence
Wilmington
Myrtle Beach
Summerville
Charleston
Ridgeland
Beaufort
Hilton Head Island
Savannah
First Federal Financial Centers (66)
First Southeast and
Kimbrell Insurance Services (11)*
First Southeast Investor Services (25)*
Current Market
Potential Markets
* Includes locations inside First Federal financial centers

Highly Attractive Markets



2010-2015 Projected Household Growth Rate in Number of Households

	Charleston MSA	Wilmington MSA	Myrtle Beach MSA	Georgetown Cty	Florence Cty	Hilton Head[1]	All FFCH[2] Markets	SC	NC
Population	671,833	367,101	279,428	64,020	203,405	186,450	1,772,237	4,649,749	9,552,054
Projected Population Growth	10.28 %	13.24 %	19.71 %	4.61 %	2.59 %	12.62 %	11.54 %	7.89 %	8.30 %
Median Household Income ($) [3]	$51,065	$49,403	$46,353	$44,475	$42,143	$59,404	$49,836	$47,704	$50,887
Projected Median HHI Growth [3]	12.59 %	13.18 %	12.07 %	14.89 %	16.56 %	10.49 %	12.86 %	12.50 %	13.38 %
Total Deposits in Market ($mm)	$9,805	$5,884	$5,460	$1,211	$2,075	$3,727	$28,162	$70,250	$206,301
First Federal Deposits ($mm)	$1,545	$311	$295	$80	$167	$104	$2,502	$2,191	$311
Market Share %	15.76 %	5.29 %	5.4 %	6.57 %	8.07 %	2.79 %	11.9 %	3.12 %	0.15 %
Market Share Rank	2	6	8	7	6	13	4	7	51

Note: FDIC deposit data as of June 30, 2010
[1] Beaufort County, South Carolina
[2] FFCH Banking Markets consist of 3 North Carolina and 7 South Carolina counties
[3] Weighted average based on FDIC deposit data as of June 30, 2010
Data Source: SNL Financial

First Financial Holdings, Inc.

5

Experienced Management Team

Name	Position	Age	Years of Financial Services Experience	Relevant Experience
R. Wayne Hall	President and Chief Executive Officer	60	35	EVP / CRO at Provident Bank
Blaise B. Bettendorf	Executive Vice President - Chief Financial Officer	48	27	SVP / CFO at Carolina Commerce Bank, and Summit National Bank; Previously Audit Manager with PricewaterhouseCoopers
Joseph W. Amy	Executive Vice President - Chief Credit Officer	61	37	Credit positions at Mellon and U.S. Bank
Richard A. Arthur	Executive Vice President - Retail Banking	38	15	SVP at Bank of America
George D. Clonts	Senior Vice President and Chief Risk Officer	63	24	VP of Corporate Accounting at First Financial
Robert L. Davis	Executive Vice President - Corporate Counsel	58	29	Managing Director and General Counsel at Provident Bankshares Corporation/Provident Bank
John N. Golding	Executive Vice President - Commercial Banking	43	21	SVP at Wachovia/Wells Fargo
J. Dale Hall	Executive Vice President - Chief Banking Officer	63	41	SVP / Commercial Market Executive at Bank of America
Kellee S. McGahey	Senior Vice President of Marketing	32	1	Assistant Director at College of Charleston/Lowcountry Graduate Center
Eartha C. Morris	Executive Vice President - Support Services	54	33	EVP / COO at Congressional Bank EVP / Head of Bank Operations at PNC Bank (formerly Riggs National Bank)
Allison A. Rhyne	Executive Vice President - Insurance Services	58	32	Joined First Financial in 1997
Daniel S. Vroon	Executive Vice President - Wealth Management	43	14	SVP Bank of America

Strategic Goals and Priorities

- **Sustained profitability**
  - Focus on increasing pre-tax, pre-provision earnings
  - Maintain strong net interest margin and focus on growth of earning assets
  - Continue cost control while gaining efficiencies

- **Reduce level of nonperforming assets**
  - Continue to manage credit issues in a timely manner
  - Special Asset department proactively managing classified assets
  - Continue to explore and execute on opportunities to sell nonperforming assets at acceptable rates

- **Further enhance the balance sheet**
  - Maintain strong capital levels
  - Maintain ample sources of liquidity
  - Emphasize core deposits to fund asset growth

- **Position the franchise for the future**
  - Grow through fully maximizing the potential of Business Banking
  - Ongoing market disruption creates opportunities - customers, businesses, and employees
  - Selectively expand in the Southeast through traditional M&A and FDIC-assisted transactions.
  - Explore expansion of complementary non-bank lines of business.

Balance Sheet Highlights

($ in thousands)	As of and for the Quarter ended				
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Total assets	$ 3,380,867	$ 3,324,344	$ 3,323,015	$ 3,301,338	$ 3,302,012
Investment securities	515,051	482,270	473,372	435,498	446,464
Loans	2,612,215	2,590,819	2,564,348	2,583,367	2,559,845
Deposits	2,454,030	2,463,658	2,415,063	2,409,612	2,344,780
Borrowings	577,697	525,568	555,439	544,310	608,710
Equity	335,001	323,797	318,190	315,322	311,527
Average earning assets	$ 3,250,869	$ 3,186,878	$ 3,139,707	$ 3,152,087	$ 3,118,548
Average interest-bearing liabilities	2,857,413	2,790,884	2,743,785	2,740,685	2,728,287

Capital Position

	As of				
	March 31, 2010	**June 30, 2010**	**September 30, 2010**	**December 31, 2010**	**March 31, 2011**
First Financial					
Equity to assets	9.91%	9.74%	9.58%	9.55%	9.43%
Tangible common equity to tangible assets[1]	6.93	6.71	6.55	6.51	6.40
Book value per common share	$ 16.34	$ 15.66	$ 15.32	$ 15.15	$ 14.92
Tangible common book value per share[1]	14.02	13.34	13.02	12.86	12.65
Dividends paid per common share, authorized	0.05	0.05	0.05	0.05	0.05
Common shares outstanding, end of period (000s)	16,527	16,527	16,527	16,527	16,527
Proforma Tier 1 Capital [2]	(2)	(2)	(2)	$ 320,414	$ 318,644
Proforma total risk-based capital ratio [2]	(2)	(2)	(2)	14.38%	14.38%
First Federal					
Leverage capital ratio	7.74%	8.46%	8.47%	8.58%	8.58%
Tier 1 risk-based capital ratio	9.83	11.19	11.27	11.42	11.51
Total risk-based capital ratio	11.10	12.46	12.55	12.69	12.78

[1] Non-GAAP

[2] Effective March 31, 2012, First Financial will be required to report Tier 1 capital on a consolidated basis. The amounts displayed are projected using the end of period data, and are calcuated using the Federal Reserve Bank guidance.

Investment Portfolio

- 55% fixed / 45% variable

- Tax equivalent yield: 4.43%

- Modified duration: 2.11 years

- Private label / CMO: Mostly 2003-2005 vintages. All but 3 securities are in super senior or senior tranches (3 are in mezzanine)

- Bank trust preferred CDOs: <$1 Million individually; all are in mezzanine tranche

(in thousands)	As of			
	September 30, 2010		March 31, 2011	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Securities available for sale				
Obligations of the U.S. Government agencies and corporations	$ 2,021	$ 2,049	$ 1,890	$ 1,897
State and municipal obligations	450	466	450	457
Collateralized debt obligations	7,780	3,417	7,434	3,494
Mortgage-backed securities	79,754	83,148	68,781	72,071
Collateralized mortgage obligations	303,088	312,097	297,664	300,263
Other securities	5,809	6,799	5,181	5,047
Total securities available for sale	$ 398,902	$ 407,976	$ 381,400	$ 383,229
Securities held to maturity				
State and municipal obligations	$ 21,623	$ 23,972	$ 21,055	$ 22,300
Certificates of deposit	906	906	907	907
Total securities held to maturity	22,529	24,878	21,962	23,207

First Financial Holdings, Inc.

Loan Composition

March 31, 2011



- Residential 1-4 family
- Residential construction and land
- Commercial business
- Commercial real estate
- Commercial construction and land
- Home equity
- Manufactured housing
- Marine and other consumer

(in thousands)	Total Portfolio	Covered [1]
Residential loans		
Residential 1-4 family	$ 916,146	$ 3,017
Residential construction	20,311	---
Residential land	48,955	9,483
Total residential loans	985,412	12,500
Commercial loans		
Commercial business	91,005	14,698
Commercial real estate	570,300	94,712
Commercial construction	22,269	1,792
Commercial land	119,326	20,344
Total commercial loans	802,900	131,546
Consumer loans		
Home equity	387,957	27,621
Manufactured housing	270,694	---
Marine	59,428	---
Other consumer	53,454	2,006
Total consumer loans	771,533	29,627
Total loans	**$2,559,845**	**$173,673**

[1] "Covered Loans" were acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement with the FDIC.

Loan Trends


($ in millions)
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$2,612
$2,591
$2,564
$2,583
$2,560
$797
$800
$794
$786
$772
$958
$911
$863
$840
$803
$857
$880
$907
$957
$985
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Residential
Commercial
Consumer

Credit Trends

(dollars in millions)	As of and for the Quarter ended				
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Total Nonperforming Assets ("NPA")	$ 147.7	$ 144.8	$ 153.1	$ 176.3	$ 182.3
NPAs/Assets	4.37%	4.35%	4.61%	5.34%	5.52%
Net charge-offs ("NCO")	36.7	32.2	17.7	9.0	15.9
NCOs/Average Loans	5.57%	4.94%	2.73%	1.39%	2.45%
Texas Ratio[1]	54.28%	45.75%	49.77%	57.72%	57.24%
Criticized Loans[2]	$ 97.5	$ 97.3	$ 96.1	$ 82.8	$ 82.3
Classified Assets[2]	235.9	248.9	249.3	272.9	273.7
Classified Assets/Bank Tier 1 Capital + Allowance for Loan Losses ("ALL")	69.25%	68.33%	68.73%	74.47%	75.40%
Proforma Classified Assets/FFCH Tier 1 Capital + ALL [3]	(3)	(3)	(3)	66.75	67.79
Excluding Covered Assets [4]					
Total Nonperforming Assets	$ 134.7	$ 131.3	$ 138.4	$ 156.0	$ 159.9
NPAs/Assets	3.99%	3.95%	4.16%	4.72%	4.84%
Texas Ratio[1]	49.63%	41.33%	44.40%	51.09%	50.26%
Criticized Loans[2]	$ 91.0	$ 85.2	$ 84.0	$ 70.6	$ 67.7
Classified Assets[2]	216.0	219.1	220.3	237.2	236.8
Classified Assets/Bank Tier 1 Capital + ALL	63.41%	60.15%	60.74%	64.75%	65.23%
Proforma Classified Assets/FFCH Tier 1 Capital + ALL [3]	(3)	(3)	(3)	58.03	58.64

[1] Texas Ratio defined as Delinquent Loans+ Nonperforming Assets / Bank Tangible Common Equity + Allowance for Loan Losses.

[2] Criticized loans and classified assets (consisting of classified loans and OREO) are based on regulatory guidance.

[3] Effective March 31, 2012, First Financial will be required to report Tier 1 capital on a consolidated basis. The amounts displayed are projected using the end of period data, and are calcuated using the Federal Reserve Bank guidance.

[4] Covered assets represent those acquired in the Cape Fear Bank FDIC-assisted transaction and are subject to a loss-sharing agreement.

Nonperforming Assets



Nonperforming Loans

Mar-10: $128 (Non-Covered), $8 (Covered)
Jun-10: $123 (Non-Covered), $9 (Covered)
Sep-10: $131 (Non-Covered), $10 (Covered)
Dec-10: $143 (Non-Covered), $14 (Covered)
Mar-11: $140 (Non-Covered), $16 (Covered)

☐ Covered ☐ Non-Covered

*Nonperforming loans include loans past due 90+ days still accruing interest and restructured loans still accruing



Other Repossessed Assets Acquired

Mar-10: $7 (Non-Covered), $5 (Covered)
Jun-10: $9 (Non-Covered), $4 (Covered)
Sep-10: $7 (Non-Covered), $5 (Covered)
Dec-10: $13 (Non-Covered), $7 (Covered)
Mar-11: $20 (Non-Covered), $6 (Covered)

☐ Covered ☐ Non-Covered

*Includes other real estate owned and reposessed assets

Delinquent Loans



($ in thousands)

$40,475 (Mar-10): Noncovered $37,340, Covered $3,135, 1.55%

$25,636 (Jun-10): Noncovered $22,686, Covered $2,950, 0.99%

$30,316 (Sep-10): Noncovered $25,269, Covered $5,047, 1.18%

$37,213 (Dec-10): Noncovered $33,011, Covered $4,202, 1.44%

$26,537 (Mar-11): Noncovered $23,380, Covered $3,157, 1.04%

Legend: Covered | Noncovered | % of Loans

Note: Delinquent loans include loans past due 30-89 days.

Net Charge - Offs



Credit Quality

March 31, 2011

(in thousands)	Total Portfolio	Total Delinquent [1]	Total NPLs [2]	% NPLs	ALLL	ALLL / Gross Loans	ALLL / NPLs	YTD NCOs	YTD NCOs/ Avg Loans
Residential loans									
Residential 1-4 family	$ 916,146	$ 3,050	$ 24,395	2.66%	$ 7,183	0.78%	29.44%	$ 1,588	0.36%
Residential construction	20,311	---	---	---	145	0.71	---	---	---
Residential land	48,955	1,398	3,604	7.36	2,503	5.11	69.45	1,355	5.09
Total residential loans	985,412	4,448	27,999	2.84%	9,831	1.00%	35.11%	2,943	0.61%
Commercial loans									
Commercial business	91,005	1,618	9,151	10.06%	8,060	8.86%	88.08%	2,093	4.55%
Commercial real estate	570,300	9,322	61,074	10.71	25,277	4.43	41.39	2,432	0.83
Commercial construction	22,269	---	4,074	18.29	1,984	8.91	48.70	311	2.46
Commercial land	119,326	4,220	40,740	34.14	17,052	14.29	41.86	6,951	10.38
Total commercial loans	802,900	15,160	115,039	14.33%	52,373	6.52%	45.53%	11,787	2.81%
Consumer loans									
Home equity	387,957	3,550	9,379	2.42%	13,475	3.47%	143.67%	6,342	3.22%
Manufactured housing	270,694	2,491	3,517	1.30	4,968	1.84	141.26	2,006	1.49
Marine	59,428	296	42	0.07	1,877	3.16	NM[3]	442	1.41
Other consumer	53,454	592	290	0.54	2,614	4.89	NM[3]	1,371	4.82
Total consumer loans	771,533	6,929	13,228	1.71	22,934	2.97	173.37	10,161	2.60%
Total loans	$2,559,845	$ 26,537	$ 156,266	6.10%	$85,138	3.33 %	54.48%	$ 24,891	1.93%
Totals excluding covered loans	$2,386,172	$ 23,380	$ 140,061	5.87%		3.57 %	60.79%		

[1] Loans 30-89 days past due.

[2] Includes loans 90+ days past due still accruing interest and restructured loans still accruing.

[3] Not meaningful.

Residential Real Estate Loans

Residential Real Estate Loan Portfolio
As of March 31, 2011



- Residential 1-4 family
- Residential construction and land

Delinquent Loans



($ in thousands)

- Residential 1-4 family
- Residential construction and land

Nonperforming Loans



($ in thousands)

- Residential 1-4 family
- Residential construction and land

Net Charge-Offs



($ in thousands)

- Residential 1-4 family
- Residential construction and land

Residential Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010		March 31, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Residential 1-4 family	$ 8,214	1.05%	$ 5,244	0.65%	$ 3,486	0.42%	$ 6,712	0.76%	$ 3,050	0.33%
Residential land	791	1.28	799	1.38	302	0.54	432	0.80	1,398	2.86
Total delinquent residential loans	$ 9,005	1.05%	$ 6,043	0.69%	$ 3,788	0.42%	$ 7,144	0.75%	$ 4,448	0.45%
Nonperforming Loans										
Residential 1-4 family	$ 13,763	1.77%	$ 17,898	2.21%	$ 17,350	2.07%	$ 20,371	2.29%	$ 23,663	2.58%
Residential land	5,922	9.57	5,527	9.53	4,872	8.65	4,997	9.29	3,604	7.36
Total residential nonaccruing loans	19,685	2.30%	23,425	2.66%	22,222	2.45%	25,368	2.65%	27,267	2.77%
Restructured Loans still accruing	---		---		750		745		732	
Total nonperforming residential loans	$ 19,685		$ 23,425		$ 22,972		$ 26,113		$ 27,999	
Net Charge-Offs										
Residential 1-4 family	$ 2,715	1.40%	$ 1,673	0.84%	$ 2,311	1.12%	$ 612	0.28%	$ 976	0.43%
Residential land	1,127	7.07	975	6.51	1,297	9.08	735	5.34	620	4.83
Total residential net charge-offs	$ 3,842	1.80%	$ 2,648	1.22%	$ 3,608	1.61%	$ 1,347	0.58%	$ 1,596	0.65%

[1] Includes loans past due 30-89 days.

First Financial Holdings, Inc.

Commercial Loans

Commercial Loan Portfolio
As of March 31, 2011



- Commercial business
- Commercial real estate
- Commercial construction and land

11%

18%

71%

Note: 37% of CRE consists of owner occupied property

Delinquent Loans

($ in thousands)



- Commercial business
- Commercial real estate
- Commercial construction and land

Nonperforming Loans

($ in thousands)



- Commercial business
- Commercial real estate
- Commercial construction and land

Net Charge-Offs

($ in thousands)



- Commercial business
- Commercial real estate
- Commercial construction and land

First Financial Holdings, Inc.

20

Commercial Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010		March 31, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Commercial business	$ 4,315	3.74%	$ 2,355	2.11%	$ 2,140	2.31%	$ 3,476	3.81%	$ 1,618	1.78%
Commercial real estate	13,381	2.26	7,441	1.25	8,920	1.49	10,600	1.79	9,322	1.63
Commercial construction	1,602	2.65	---	---	1,981	6.96	635	2.66	---	---
Commercial land	2,314	1.23	1,192	0.72	3,428	2.39	5,348	3.99	4,220	3.54
Total commercial delinquent loans	$ 21,612	2.26%	$ 10,988	1.21%	$ 16,469	1.91%	$ 20,059	2.39%	$ 15,160	1.89%
Nonperforming Loans										
Commercial business	$ 7,563	6.55%	$ 6,789	6.07%	$ 6,951	7.50%	$ 9,769	10.72%	$ 9,151	10.06%
Commercial real estate	34,583	5.83	35,560	5.99	48,973	8.18	57,724	9.77	60,256	10.57
Commercial construction	7,127	11.77	5,738	14.31	5,704	20.05	4,484	18.77	4,074	18.29
Commercial land	55,719	29.51	50,269	30.53	46,109	32.16	43,824	32.73	40,740	34.14
Total commercial nonaccrual loans	104,992	10.96%	98,356	10.80%	107,737	12.48%	115,801	13.79%	114,221	14.23%
Restructured Loans still accruing	---		---		---		833		818	
Total commercial nonperforming	$ 104,992		$ 98,356		$ 107,737		$ 116,634		$ 115,039	
Net Charge-Offs										
Commercial business	$ 1,656	5.54%	$ 3,868	13.62%	$ 1,789	7.00%	$ 264	1.15%	$ 1,829	8.00%
Commercial real estate	8,085	5.46	5,267	3.55	3,402	2.28	237	0.16	2,195	1.51
Commercial construction	1,094	6.71	2,051	16.30	270	3.15	314	4.80	(3)	(0.05)
Commercial land	17,017	33.79	12,165	27.53	4,175	10.84	2,127	6.14	4,824	14.94
Total net commercial charge-offs	$ 27,852	11.38%	$ 23,351	10.00%	$ 9,636	4.35%	$ 2,942	1.38%	$ 8,845	4.28%

Consumer Loans

Consumer Loan Portfolio
As of March 31, 2011



50%
35%
15%

■ Home equity ■ Manufactured housing ■ Marine and other consumer

Delinquent Loans

($ in thousands)



■ Home equity ■ Manufactured housing ■ Marine and other consumer

Nonperforming Loans

($ in thousands)



■ Home equity ■ Manufactured housing ■ Marine and other consumer

Net Charge-Offs

($ in thousands)



■ Home equity ■ Manufactured housing ■ Marine and other consumer

Consumer Credit Quality Trends

(dollars in thousands)	As of and for the Quarter ended									
	March 31, 2010		June 30, 2010		September 30, 2010		December 31, 2010		March 31, 2011	
	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio	$	% of Portfolio
Delinquent Loans[1]										
Home equity	$ 4,477	1.10%	$ 4,661	1.15%	4,625	1.16%	4,355	1.10%	3,550	0.92%
Manufactured housing	3,806	1.49	2,992	1.13	3,207	1.19	4,043	1.50	2,491	0.92
Marine	981	1.39	425	0.62	462	0.70	707	1.13	296	0.50
Other consumer	594	0.94	527	0.84	1,765	2.92	905	1.56	592	1.11
Total delinquent loans	$ 9,858	1.24%	$ 8,605	1.08%	$ 10,059	1.27%	$ 10,010	1.27%	$ 6,929	0.90%
Nonperforming Loans										
Home equity	$ 7,773	1.91%	$ 6,937	1.72%	6,969	1.75%	9,450	2.39%	9,379	2.42%
Manufactured housing	2,899	1.13	3,189	1.20	2,909	1.08	3,609	1.34	3,517	1.30
Marine	166	0.24	135	0.20	188	0.29	67	0.11	42	0.07
Other consumer	143	0.23	16	0.03	206	0.34	555	0.96	181	0.34
Total consumer nonaccrual loans	10,981	1.38%	10,277	1.28%	10,272	1.29%	13,681	1.74%	13,119	1.70%
Loans 90+ days still accruing	104		170		175		204		109	
Total consumer nonperforming loans	$ 11,085		$ 10,447		$ 10,447		$ 13,885		$ 13,228	
Net Charge-Offs										
Home equity	$ 3,017	2.97%	$ 4,379	4.32%	$ 2,669	2.66%	$ 2,974	3.00%	$ 3,368	3.43%
Manufactured housing	638	1.01	950	1.46	1,145	1.71	834	1.24	1,172	1.74
Marine	621	3.45	401	2.31	195	1.16	184	1.14	258	1.69
Other consumer	748	4.60	430	2.73	399	2.59	724	4.89	647	4.66
Total consumer net charge-offs	$ 5,024	2.52%	$ 6,160	3.09%	$ 4,408	2.21%	$ 4,716	2.39%	$ 5,445	2.80%

[1] Includes loans past due 30-89 days.

Deposit Mix

March 31, 2011



($ in thousands)	Balance	Weighted Average Rate March 31, 2011
Noninterest-Bearing	$ 233,197	---
Interest-Bearing	437,113	0.35 %
Savings	183,137	0.26
Money Market	318,787	0.45
Total Core Deposits	1,172,234	
Certificates of Deposit:		
Retail CDs < $100,000	499,053	1.90
Retail CDs ≥ $100,000	394,011	2.13
Total Retail CDs	893,064	
CDARs	84,406	0.82
Brokered CDs	195,076	1.43
Total Wholesale CDs	279,482	
Total Deposits	$ 2,344,780	1.06 %

Legend:
- Noninterest-Bearing
- Interest-Bearing
- Savings
- Money Market
- Retail CDs < $100,000
- Retail CDs > $100,000
- CDARs
- Brokered CDs

Recent Deposit Trends



($ in millions)

	Mar-10	Jun-10	Sep-10	Dec-10	Mar-11
Total	2,454	2,464	2,415	2,410	2,345
CDs	$1,363	$1,352	$1,294	$1,299	$1,173
Savings and Money Market	$506	$505	$507	$483	$502
Interest Bearing	$364	$380	$386	$406	$437
Non-interest Bearing	$221	$227	$228	$222	$233

Legend: ■ Non-interest Bearing ■ Interest Bearing ■ Savings and Money Market ■ CDs

First Financial Holdings, Inc.

25

Liquidity Sources

March 31, 2011

Primary Source Availability

Total Available = $522 million



- **FRB**
- **FHLB**
- **Fed Funds**
- **Unpledged Securities**

- Stable core deposit base
- Multiple funding sources
- Consistent cash flows from securities portfolio
- Capacity to obtain additional Brokered and Jumbo CDs

Key Liquidity Ratios:	March 31, 2010	March 31, 2011
Funding Availability/Assets	16.87%	16.07%
Total Deposits/Total Funding	82.53%	80.88%
Brokered Deposits/Total Funding	12.86%	9.51%
Unpledged Securities/Total Assets	4.57%	4.66%

Operating Results Highlights

	For the Quarter ended					For the Six Months Ended	
($ in thousands)	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011	March 31, 2010	March 31, 2011
Net (loss) income	$ (19,056)	$ (12,029)	$ (1,172)	$ 1,167	$ (430)	$ (23,589)	$ 737
Net interest income	31,496	31,229	30,850	30,260	29,294	64,383	59,554
Provision for loan losses	45,915	36,373	17,579	10,483	12,675	71,242	23,158
Noninterest income	16,363	18,705	19,059	15,838	18,195	33,500	34,033
Noninterest expense	33,296	33,103	34,717	33,792	35,565	65,890	69,357
Net Interest Margin	3.95%	3.95%	3.92%	3.83%	3.83%	3.96%	3.83%

First Financial Holdings, Inc.

Noninterest Income

(in thousands)	For the Quarter ended				
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Service charges and fees on deposit accounts	$ 6,183	$ 6,645	$ 6,446	$ 6,278	$ 6,381
Insurance	7,507	6,298	6,273	5,291	6,979
Mortgage and other loan income	2,104	2,469	4,382	2,636	1,117
Trust, plan administration and brokerage fees	1,590	1,660	1,678	1,691	1,778
Other	797	1,944	510	476	643
Other-than-temporary-impairment	(1,818)	(311)	(230)	(534)	(122)
Gain on sale of security	---	---	---	---	1,419
Total noninterest income	$ 16,363	$ 18,705	$ 19,059	$ 15,838	$ 18,195

First Financial Holdings, Inc.

Noninterest Expense

(in thousands)	For the Quarter ended				
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Salaries and employee benefits	$ 18,697	$ 18,894	$ 18,586	$ 19,287	$ 19,597
Compensation agreements	---	---	---	---	1,782
Occupancy costs	2,442	2,308	2,516	2,370	2,514
Furniture and equipment	2,052	2,256	2,373	2,003	2,098
Other real estate owned expenses, net	1,915	925	2,723	1,254	40
FDIC insurance and regulatory fees	1,345	1,112	1,274	1,180	1,484
Professional services	859	1,454	1,081	1,567	1,335
Advertising and marketing	821	707	951	612	1,034
Other loan expense	403	335	514	773	750
Intangible asset amortization	243	231	243	239	237
Other	4,519	4,881	4,456	4,507	4,694
Total noninterest expense	$ 33,296	$ 33,103	$ 34,717	$ 33,792	$ 35,565

Key Economic Developments

- **Boeing:** Dreamliner assembly line; $750+ million investment and 3,800 direct jobs

- **Clemson Wind Turbine Project:**
  - Completion of the Wind Energy R&D Center targeted for the Q3-2012
  - Potential for 20,000 jobs state-wide

- **South Carolina State Ports Authority:**
  - Increasing tonnage and opportunities for further growth with Panama Canal expansion
  - Charleston currently receives four post-Panamax ships weekly
  - Supported by 12 consecutive months of container cargo growth, the Port of Charleston ended 2010 with a 17% increase in volume
  - Vessel calls rose 11% from July 2010 to March 2011

- **Southwest Airlines:** Began service from Charleston in March 2011

- **TBC Corporation:** Completed construction of 1.1 million square foot distribution facility in March 2011

Investment Highlights

- Economic development initiatives in our markets
- Experienced management team
- Diversified income sources
- Ample sources of liquidity
- Effective management of interest-rate risk
- Stable core deposit base
- Solid capital position
- Compelling expansion opportunities
- Opportunities in Business Banking and Wealth Management

APPENDIX

First Financial Holdings, Inc.

Non GAAP Reconciliation

(dollars in thousands, except per share data)		As of and For the Quarter Ended				
		March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
Tangible Assets and Tangible Common Equity						
Total assets	$	3,380,867	$ 3,324,344	$ 3,323,015	$ 3,301,338	$ 3,302,012
Goodwill		(28,024)	(28,260)	(28,260)	(28,260)	(28,260)
Other intangible assets, net		(10,228)	(9,997)	(9,754)	(9,515)	(9,278)
Tangible assets (non-GAAP)	$	3,342,615	$ 3,286,087	$ 3,285,001	$ 3,263,563	$ 3,264,474
Total shareholders' equity	$	335,001	$ 323,797	$ 318,190	$ 315,322	$ 311,527
Preferred stock		(65,000)	(65,000)	(65,000)	(65,000)	(65,000)
Goodwill		(28,024)	(28,260)	(28,260)	(28,260)	(28,260)
Other intangible assets, net		(10,228)	(9,997)	(9,754)	(9,515)	(9,278)
Tangible common equity (non-GAAP)	$	231,749	$ 220,540	$ 215,176	$ 212,547	$ 208,989
Shares outstanding, end of period (000s)		16,527	16,527	16,527	16,527	16,527
Tangible common equity to tangible assets		6.93%	6.71%	6.55%	6.51%	6.40%
Tangible common book value per share	$	14.02	$ 13.34	$ 13.02	$ 12.86	$ 12.65

First Financial Holdings, Inc.

Nasdaq: FFCH

www.firstfinancialholdings.com

R. Wayne Hall
President & CEO
whall@firstfederal.com
843.529.5907

Blaise B. Bettendorf
EVP & Chief Financial Officer
bbettendorf@firstfederal.com
843.529.5456